OMB APPROVAL
                                                  ------------
                         UNITED STATES            OMB Number:
               SECURITIES AND EXCHANGE COMMISSION  3235-0145
                     Washington, D.C. 20549         Expires:
                                               November 30, 2002
                                                   Estimated
                                                 average burden
                                                   hours per
                                                  response: 11

                         SCHEDULE 13D**

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 2)*

                        Perficient, Inc.
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                        (Name of Issuer)

                  Common Stock, $.001 par value
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                 (Title of Class of Securities)

                          71375U  10  1
                         --------------
                         (CUSIP Number)

                         Sam J. Fatigato
                     4403 Travis Vista Drive
                      Austin, Texas  78738
                         (630) 235-1438

                         with a copy to:

                       Alexis Cooper, Esq.
                        Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                         (312) 715-4000
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 10, 2002
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 921,308 which constitutes approximately 8.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 10,833,584 shares of Perficient, Inc.'s common stock.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 71375U  10  1                        Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON:

    Sam J. Fatigato
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) / /
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS:  00
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  / /
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  USA
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   NUMBER OF
    SHARES        7.  SOLE VOTING POWER: 921,308
  BENEFICIALLY  -------------------------------------------------
   OWNED BY       8.  SHARED VOTING POWER: -0-
     EACH       -------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 921,308
    PERSON      -------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 921,308
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:  / /
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11): 8.5%
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14. TYPE OF REPORTING PERSON:  IN
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

Item 1.  Security and Issuer.
         -------------------

         This statement constitutes Amendment No. 2 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on May 10, 2000 in connection with the shares of common stock, par value $.001 per share (the "Shares") of Perficient, Inc., a Delaware corporation (the "Company"), held by Sam J. Fatigato as amended by Amendment No. 1 filed with the SEC on April 23, 2002. The principal executive offices of the Company are located at 7600-B North Capital of Texas Highway, Austin, Texas 78731. Unless otherwise stated herein, the Schedule 13D (as amended) remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Items 5 (a) and (b) are hereby amended and restated as follows:

     (a) Mr. Fatigato beneficially owns 921,308 Shares constituting approximately 8.5% of the Shares of common stock of the Company. A portion of the Shares are subject to forfeiture under the terms set forth in the Merger Agreement.

     (b) Mr. Fatigato has the sole power to dispose or direct the disposition of 921,308 Shares constituting approximately 8.5% of the Shares of common stock of the Company and the sole power to vote such shares.

     Item 5(c) is amended by adding the following to the end of such section:

     (c) During the past sixty (60) days, Mr. Fatigato has sold the following securities in open market transactions on the NASDAQ National Market at the unit price indicated:

         Date Sold      #Shares Sold   Unit Price
         ---------      ------------   ----------
         11/4/2002         5000          0.6
         11/7/2002         1000          0.62
         11/7/2002         1000          0.62
         11/7/2002          500          0.62
         11/26/2002         100          0.48
         11/26/2002         100          0.47
         11/26/2002         100          0.46
         11/26/2002         100          0.45
         11/26/2002         200          0.486
         12/2/2002         4400          0.45


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of
         the Issuer.
         -------------------------------------------

Item 6 is amended by adding the following as the second paragraph of such section:

     "Attached hereto as Exhibit E, and incorporated herein by reference, is a Share Purchase Agreement dated as of December 10, 2002 pursuant to which Mr. Fatigato has agreed to sell 400,000 Shares at a closing on or about January 2, 2003 at a price per Share of $0.375, subject to adjustment in certain circumstances, as provided therein."

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Item 7 is hereby amended by adding the following to the end of such section:

     Exhibit E Share Purchase Agreement dated
     December 10, 2002

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2002

                              /s/ Sam J. Fatigato
                              -------------------
                                  Sam J. Fatigato

                          EXHIBIT INDEX
                          -------------

                                                       Exhibit
                                                       Page No.
                                                       -------
Exhibit A   Agreement and Plan of Merger - previously
            filed

Exhibit B   Registration Rights Agreement -
            previously filed

Exhibit C   April 19, 2002 Resignation Letter -
            previously filed

Exhibit D   April 19, 2002 Letter Agreement regarding
            Shares - previously filed

Exhibit E   Share Purchase Agreement